

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2021

Carey Hendrickson
Chief Financial Officer
U.S. Physical Therapy, Inc.
1300 West Sam Houston Parkway South, Suite 300
Houston, TX 77042

> **Re: U.S. Physical Therapy, Inc.**
> **Form 10-K For The Fiscal Year Ended December 31, 2020**
> **Filed March 1, 2021**
> **Form 8-K Dated August 5, 2021**
> **File No. 001-11151**

Dear Mr. Hendrickson:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K For The Fiscal Year Ended December 31, 2020

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, Fiscal Year 2020 Compared to Fiscal 2019, page 31

1. Please respond to the following comments regarding your non-GAAP measures and revise future filings as necessary:

   - Within your discussion of results of operations, tell us why you present "Gross profit, excluding closure costs" and "Operating costs, excluding closure costs" without identifying those measures as non-GAAP and including all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K. In addition, provide a discussion of the reasons for the significant changes in the related GAAP measures, "Gross profit" and "Operating costs as required by Item 303(b) of Regulation S-K;"
   - In future filings, please more clearly label "Operating Results" as a non-GAAP

measure. Reference Item 10(e)(1)(ii) which states that a registrant should not use titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

Please also apply this comment to your Form10-Q and earnings releases included in Form 8-K.

Form 8-K Dated August 5, 2021

Exhibit 99.1 Registrant's Press Release dated August 5, 2021, page 1

2.   Please revise your presentation under "Highlights" in future filings to fully comply with Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In that regard, you should present the most directly comparable GAAP measure to Operating Results and Adjusted EBITDA with equal or greater prominence.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences